Paul, Hastings, Janofsky & Walker LLP
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christophertafone@paulhastings.com

January 7, 2004

37269.00001

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



PROCESSED

JAN 29 2004

THOMSON
FINANCIAL

Attention: Filing Desk

Re: Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc. and
     Excelsior Funds Trust (the "Funds")
     Registration Nos. 811-4088, 811-4101 and 811-8490

Ladies and Gentlemen:

On behalf of the Funds and pursuant to Section 33 of the Investment Company Act of
1940, as amended, we hereby transmit for filing a copy of a class action complaint that was
filed on December 4, 2003, in the United States District Court for the Southern District of
New York against the Funds, as well as against The Charles Schwab Corporation, Charles
Schwab & Co., Inc., U.S. Trust Corporation, United States Trust Company of New York
and Doe Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a
copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the
undersigned at the above number. Thank you.

Very truly yours,

Christopher J. Tafone
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/327374.2

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

A. JOSEPH SZYDLOWSKI, Individually and On Behalf of All Others Similarly Situated,
 	
        Plaintiff,
 	
    vs.
 	
THE CHARLES SCHWAB CORPORATION, CHARLES SCHWAB & CO., INC., U.S. TRUST CORPORATION, UNITED STATES TRUST COMPANY OF NEW YORK, EXCELSIOR FUNDS, INC., EXCELSIOR FUNDS TRUST, EXCELSIOR CALIFORNIA TAX EXEMPT INCOME FUND, EXCELSIOR EARLY LIFE CYCLE FUND, EXCELSIOR FUNDS EQUITY INCOME FUND, EXCELSIOR FUNDS INC. BIOTECHNOLOGY FUND, EXCELSIOR FUNDS INC. BLENDED EQUITY FUND, EXCELSIOR FUNDS INC. EMERGING MARKETS FUND, EXCELSIOR FUNDS INC. ENERGY & NATURAL RESOURCE FUND, EXCELSIOR FUNDS INC. HIGH YIELD FUND, EXCELSIOR FUNDS INC. LARGE CAPITAL GROWTH FUND, EXCELSIOR FUNDS INC. REAL ESTATE FUND, EXCELSIOR FUNDS INC. VALUE & RESTRUCTURING FUND, EXCELSIOR FUNDS INC VALUE & RESTRUCTURING FUND, EXCELSIOR FUNDS MID CAP VALUE SHARES FUND, EXCELSIOR GOVERNMENT MONEY FUND, EXCELSIOR INSTITUTIONAL EQUITY FUND, EXCELSIOR INSTITUTIONAL FUNDS INTERNATIONAL EQUITY FUND, EXCELSIOR INSTITUTIONAL MONEY FUND, EXCELSIOR INSTITUTIONAL TOTAL RETURN FUND, EXCELSIOR INTERMEDIATE-TERM MANAGED INCOME FUND, EXCELSIOR INTERMEDIATE-TERM TAX-EXEMPT
 	
Caption continued on next page
	CIVIL ACTION NO.
	
	03 CV 9639
	
	CLASS ACTION COMPLAINT
	
	JUDGE PATTERSON
	
	<u>JURY TRIAL DEMANDED</u>

FUND, EXCELSIOR INTERNATIONAL)
FUND, EXCELSIOR LONG TERM TAX)
EXEMPT FUND, EXCELSIOR MANAGED)
INCOME FUND, EXCELSIOR MONEY)
FUND, EXCELSIOR OPTIMUM GROWTH)
FUND, EXCELSIOR PACIFIC/ASIA FUND,)
EXCELSIOR PAN EUROPEAN FUND,)
EXCELSIOR SHORT TERM GOVERNMENT)
SECURITIES FUND, EXCELSIOR SHORT-)
TERM TAX-EXEMPT SECURITIES FUND,)
EXCELSIOR TAX EXEMPT FUND,)
EXCELSIOR TAX EXEMPT FUNDS INC.,)
NEW YORK INTERMEDIATE TERM TAX)
EXEMPT FUND, EXCELSIOR TREASURY)
MONEY FUND, and DOES 1 - 100,)
)
        Defendants.   )
_____)

Plaintiff, A. Joseph Szydlowski ("Plaintiff"), individually and on behalf of all

other persons similarly situated, by his undersigned attorneys, for his complaint against

defendants, alleges the following based upon personal knowledge as to himself and his own acts,

and information and belief as to all other matters, based upon, inter alia, the investigation

conducted by and through his attorneys, which included, among other things, a review of the

defendants' public documents, conference calls and announcements made by defendants, United

States Securities and Exchange Commission ("SEC") filings, wire and press releases published

by and regarding the Excelsior Family of Mutual Funds and advisories about the funds, and

information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary

support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") of all purchasers,

redeemers and holders of Excelsior family of funds (as defined below), who purchased, held, or

otherwise acquired shares between November 14, 1998 and November 14, 2003 (the "Class

Period"), seeking to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the

Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940

(the "Investment Company Act"), and for common law breach of fiduciary duties.

JURISDICTION AND VENUE

2.   The claims asserted herein arise under and pursuant to Sections 10(b), and 20(a)

of the Exchange Act, [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder

[17 C.F.R. §240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the

Securities Act of 1933 (the "Securities Act") [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and

pursuant to §36 of the Investment Company Act [15 U.S.C. § 80a-35].

3.   This Court has jurisdiction over the subject matter of this action pursuant to § 27

of the Exchange Act of 1934 [15 U.S.C. § 78aa]; Section 22 of the Securities Act [15 U.S.C.

§ 77v]; and §36 of the Investment Company Act [15 U.S.C. § 80a-35].

4.   Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the

acts and practices complained of herein occurred in substantial part in this District.

5.   In connection with the acts alleged in this complaint, defendants, directly or

indirectly, used the means and instrumentalities of interstate commerce, including, but not

limited to, the mails, interstate telephone communications and the facilities of the national

securities markets.

PARTIES

6.   Plaintiff bought and held shares of Excelsior Blended Equity Fund, Excelsior

Optimum Growth Institutional Fund, Excelsior Small Cap Fund and Excelsior Value and

Restructuring Fund during the Class Period and has suffered damages as a result of the wrongful

acts of defendants as alleged herein.

7.   Defendant, The Charles Schwab Corporation, is one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. The Charles Schwab Corporation maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. The Charles Schwab Corporation also maintains offices within this Judicial District.

8.   Defendant Charles Schwab & Co., Inc. is part of one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. Charles Schwab & Co., Inc. maintains its principal place of business at 101 Montgomery Street, San Francisco, CA 94104. Charles Schwab & Co., Inc. also maintains offices within this Judicial District.

9.   Defendants Charles Schwab & Co., Inc. and the Charles Schwab Corporation are collectively referred to as "Charles Schwab."

10.   Defendant U.S. Trust Corporation, N.A. is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds. U.S. Trust Corporation, N.A. maintains its principal place of business at 225 High Ridge Road, Stamford, Connecticut 06905.

11.   Defendant United States Trust Company of New York is a wholly owned subsidiary of Charles Schwab. It is the investment advisor of the Excelsior Family of Funds. United States Trust Company of New York maintains its principal place of business at 114 W. 47th Street, New York, New York 10036.

12.   Defendants U.S. Trust Corporation, N.A. and United States Trust Company of New York are collectively referred to as "U.S. Trust."

4

13.   Defendant Excelsior Funds Trust is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds. The Excelsior Funds Trust maintains its principal place of business at 66 Brooks Drive, Braintree, MA 02184.

14.   Defendant Excelsior Funds, Inc. is the registrant and issuer of the shares of the Excelsior Family of Mutual Funds. Excelsior Funds, Inc. maintains its principal place of business at 66 Brooks Drive, Braintree, MA 02184.

15.   Defendants Excelsior Funds Trust and Excelsior Funds, Inc. are collectively referred to as the "Fund Registrants."

16.   Defendants Excelsior California Tax Exempt Income Fund, Excelsior Early Life Cycle Fund, Excelsior Funds Equity Income Fund, Excelsior Funds Inc. Biotechnology Fund, Excelsior Funds Inc. Blended Equity Fund, Excelsior Funds Inc. Emerging Markets Fund, Excelsior Funds Inc. Energy & Natural Resource Fund, Excelsior Funds Inc High Yield Fund, Excelsior Funds Inc. Large Capital Growth Fund, Excelsior Funds Inc Real Estate Fund, Excelsior Funds Inc. Value & Restructuring Fund, Excelsior Funds Inc Value & Restructuring Fund, Excelsior Funds Mid Cap Value Shares Fund, Excelsior Government Money Fund, Excelsior Institutional Equity Fund, Excelsior Institutional Funds International Equity Fund, Excelsior Institutional Money Fund, Excelsior Institutional Total Return Fund, Excelsior Intermediate-Term Managed Income Fund, Excelsior Intermediate-Term Tax-Exempt Fund, Excelsior International Fund, Excelsior Long Term Tax Exempt Fund, Excelsior Managed Income Fund, Excelsior Money Fund, Excelsior Optimum Growth Fund, Excelsior Pacific/Asia Fund, Excelsior Pan European Fund, Excelsior Short Term Government Securities Fund, Excelsior Short-Term Tax-Exempt Securities Fund, Excelsior Tax Exempt Fund, Excelsior Tax Exempt Funds Inc., New York Intermediate Term Tax Exempt Fund, Excelsior Treasury Money

5

Fund (collectively referred to the "Excelsior Funds") are mutual funds that are registered under the Investment Company Act and managed by U.S. Trust and Charles Schwab with its principal place of business located at 66 Brooks Drive, Braintree, MA 02184.

17. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class.

CLASS ACTION ALLEGATIONS

18. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23 (a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between November 14, 1998 and November 14, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

20.   Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

21.   Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

22.   A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

23.   Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a)   Whether the federal securities laws were violated by Defendants' acts as alleged herein,

(b)   Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c)   Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

BACKGROUND

24.   This action concerns a fraudulent scheme and course of action which was intended to and indeed did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

25.   The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

26.   In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

27.   The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

28.   As a result of the "timing" of mutual funds, the Doe Defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

8

TIMING

29.   Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values or "NAVs."

30.   This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

31.   Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days -- as Doe Defendants did -- the arbitrage has the effect of making the next day's NAV lower than

9

it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

32.   Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

33.   Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by the Doe Defendants-- are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

34.   Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

10

35.   The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

36.   The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the farm of higher management fees.

37.   Thus, by keeping money -- often many million dollars -- in the same family of mutual funds (while moving the money from fund to fund), the Doe Defendants assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

38.   As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual

11

fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond fund or a hedge fund run by the manager) that assured a steady flow of fees to the manager.

39.   These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

THE SCHEME WITHIN THE EXCELSIOR FUNDS

40.   On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC ("Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America ... (i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

12

41. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the Attorney General, Charles Schwab received inquiries and subpoenas for documents from those agencies.

42. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Charles Schwab began to conduct a thorough and independent examination of mutual fund shareholder trading practices in the Excelsior Funds.

43. On November 14, 2003, Charles Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of improper mutual fund trading in both its supermarket of funds and its Excelsior Funds. More specifically, Charles Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of CSC and USTC, and subpoenas issued to affiliates of USTC by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. **Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior(R) Funds**; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

44. Additionally, on October 15, 2003, The New York Times reported that "institutional clients had profited from informal trading relationships, which allowed them to trade in and out of funds in its Excelsior fund family." Additionally, The New York Times reported: "A spokeswoman for U.S. Trust said yesterday that such arrangements occurred

13

with six to seven Excelsior funds and that there was no indication that U.S. Trust employees traded the funds for their own accounts." (Emphasis added.)

45.   The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

46.   As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Doe Defendants and others to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

THE EXCELSIOR MUTUAL FUNDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

47.   The Excelsior Mutual Funds' Prospectuses stated: "In order to protect other shareholders, we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders. This limitation is not intended to limit a shareholder's right to redeem shares. Rather, the limitation is intended to curb short-term trading." (Emphasis added.)

48.   Given that Charles Schwab and U.S. Trust allowed market timing of its funds to occur by no less than its founders, its prospectuses were false and misleading because it failed to disclose the following: (a) that defendants had entered into unlawful agreements allowing Doe Defendants to time its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, Charles Schwab and U.S. Trust only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants

14

to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of Excelsior Funds' investors including plaintiff and other members of the Class.

UNDISCLOSED ADVERSE INFORMATION

49. The market for the Excelsior Funds was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the Excelsior Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the Excelsior Funds relying upon the integrity of the NAV for the Excelsior Funds and market information relating to the Excelsior Funds, and have been damaged thereby.

50. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the Excelsior Funds, by allowing the Doe Defendants to time the Excelsior Funds.

51. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

ADDITIONAL SCIENTER ALLEGATIONS

52. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Excelsior Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the

15

federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding the Excelsior Funds, their control over, and/or receipt and/or modification of the Excelsior Funds allegedly materially misleading misstatements and/or their associations with the Excelsior Funds which made them privy to confidential proprietary information concerning the Excelsior Funds, participated in the fraudulent scheme alleged herein.

53.   Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

54.   The defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

Applicability Of Presumption Of Reliance: Fraud-On-The-Market Doctrine

55.   At all relevant times, the market for the Excelsior Funds were an efficient market for the following reasons, among others:

(a)   The Excelsior Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b)   As a regulated issuer, the Excelsior Funds filed periodic public reports with the SEC;

16

(c)   The Excelsior Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d)   The Excelsior Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

56.   As a result of the foregoing, the market for the Excelsior Funds promptly digested current information regarding the Excelsior Funds from all publicly available sources and reflected such information in the Excelsior Funds' NAV. Under these circumstances, all purchasers of the Excelsior Funds during the Class Period suffered similar injury through their purchase of the Excelsior Funds' NAV at distorted prices and a presumption of reliance applies.

NO SAFE HARBOR

57.   The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular

17

forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

COUNT ONE

AGAINST FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

58.   Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

59.   This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Fund Registrants.

60.   The Fund Registrants are the registrants for the Excelsior Funds sold to plaintiff and the other members of the Class and are statutorily liable under Section 11. The Fund Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

61.   Plaintiff was provided with the Excelsior Blended Equity Fund, Excelsior Optimum Growth Institutional Fund, Excelsior Small Cap Fund and Excelsior Value and Restructuring Fund Prospectuses and, similarly, prior to purchasing units of each of the other Excelsior Funds, all Class members likewise received the appropriate prospectuses. Plaintiff and other Class members purchased shares of the Excelsior Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

62.   As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the Excelsior Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants had entered into unlawful agreements allowing the Doe Defendants to time its trading of the Excelsior Funds shares; (b) that, pursuant to those agreements, the Doe Defendants regularly timed the Excelsior Funds; (c) that, contrary to the representations in the Prospectuses, the Excelsior Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Doe Defendants to engage in trades that were disruptive to the efficient management of the Excelsior Funds and/or increased the Excelsior Funds' costs; thereby reducing the Excelsior Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Doe Defendants benefited financially at the expense of Excelsior Funds' investors including plaintiff and other members of the Class.

63.   At the time they purchased the Excelsior Funds' shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT TWO

AGAINST CHARLES SCHWAS AND U.S. TRUST AS CONTROL
PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

64.   Plaintiff repeats and realleges each and every allegation contained above, except

that for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that

could be construed as alleging fraud or intentional reckless misconduct and otherwise

incorporates the allegations contained above.

65.   This Claim is brought pursuant to Section 15 of the Securities Act against Charles

Schwab and U.S. Trust as a control persons of The Fund Registrants. It is appropriate to treat

these defendants as a group for pleading purposes and to presume that the false, misleading, and

incomplete information conveyed in the Excelsior Funds' public filings, press releases and other

publications are the actions of Charles Schwab and U.S. Trust.

66.   The Fund Registrants are liable under Section 11 of the Securities Act as set forth

herein.

67.   Charles Schwab and U.S. Trust are a "control person" of The Fund Registrants

within the meaning of Section 15 of the Securities Act, by virtue of its position of operational

control and/or ownership. At the time plaintiff and other members of the Class purchased shares

of the Excelsior Funds, by virtue of their positions of control and authority over the Fund

Registrants directly and indirectly, had the power and authority, and exercised the same, to cause

the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund

Registrants issued, caused to be issued, and participated in the issuance of materially false and

misleading statements in the Prospectuses.

68. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Charles Schwab and U.S. Trust are liable to plaintiff and the other members of the Class for the Fund Registrants' primary violations of Section 11 of the Securities Act.

69. By virtue of the foregoing, plaintiff and the other members of the Class are entitled to damages against Charles Schwab and U.S. Trust.

COUNT THREE

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AGAINST AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

70. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

71. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and the other Class members, as alleged herein and cause plaintiff and other members of the Class to purchase Excelsior Funds shares or interests at distorted prices and otherwise suffered damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

72. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the Excelsior Funds, including plaintiff and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Excelsior Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and

21

Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

73.   Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the Excelsior Funds operations, as specified herein.

74.   These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and members of the Class.

75.   The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

76.   As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the Excelsior Funds were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts, the market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff

22

and the other members of the Class acquired the shares or interests in the Excelsior Funds during the Class Period at distorted prices and were damaged thereby.

77.   At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the truth concerning the Excelsior Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

78.   By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

79.   As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Excelsior Funds shares during the Class Period.

COUNT FOUR

AGAINST CHARLES SCHWAB AND U.S. TRUST AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(a) OF THE EXCHANGE ACT

80.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

81.   This Claim is brought pursuant to Section 20(a) of the Exchange Act against Charles Schwab as a control person of U.S. Trust, the Fund Registrants and the Excelsior Funds; and against U.S. Trust as a control person of the Fund Registrants and the Excelsior Funds; and against the Fund Registrants as a control person of the Excelsior Funds.

82.   It is appropriate to treat these defendants as a group for pleading purposes and to

presume that the materially false, misleading, and incomplete information conveyed in the

Excelsior Funds' public filings, press releases and other publications are the collective actions of

Charles Schwab, U.S. Trust, and the Fund Registrants.

83.   Charles Schwab, U.S. Trust, and the Fund Registrants are controlling persons of

the Excelsior Funds within the meaning of Section 20(a) of the Exchange Act for the reasons

alleged herein. By virtue of their operational and management control of the Excelsior Funds'

respective businesses and systematic involvement in the fraudulent scheme alleged herein,

Charles Schwab, U.S. Trust, and the Fund Registrants each had the power to influence and

control and did influence and control, directly or indirectly, the decision-making and actions of

the Excelsior Funds, including the content and dissemination of the various statements which

plaintiff contends are false and misleading. Charles Schwab, U.S. Trust, and the Fund

Registrants had the ability to prevent the issuance of the statements alleged to be false and

misleading or cause such statements to be corrected.

84.   In particular, each of Charles Schwab, U.S. Trust, and the Fund Registrants had

direct and supervisory involvement in the operations of the Excelsior Funds and, therefore, is

presumed to have had the power to control or influence the particular transactions giving rise to

the securities violations as alleged herein, and exercised the same.

85.   As set forth above, Charles Schwab, U.S. Trust, and the Fund Registrants each

violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this complaint.

By virtue of their positions as controlling persons, Charles Schwab, U.S. Trust, and the Fund

Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate

result of defendants' wrongful conduct, plaintiff and other members of the Class suffered

damages in connection with their purchases of Excelsior Funds securities during the Class Period.

COUNT FIVE

VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

86.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

87.   This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against defendants.

88.   Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

89.   Here, defendants have made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31 (a) [15 USCS § 80a-30(a)].

90.   As such, Plaintiffs and other class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Act of 1940.

COUNT SIX

VIOLATION OF SECTION 36(a) OF THE INVESTMENT
COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

91.   Plaintiff repeats and realleges each and every allegation contained above as if

fully set forth herein.

92.   This claim for relief is brought pursuant to Section 36(a) of the Investment

Company Act of 1940 against defendants. Under Section 36(a), an implied private right of

action exists. See McLachlan v. Simon, 31 F. Supp. 2d 731 (N.D. Cal. 1998).

93.   Under Section 36(a) of the Investment Company Act, defendants shall be deemed

to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees

and compensation that defendants receive for services of a material nature.

94.   Here, defendants have devised and implemented a scheme to obtain substantial

fees and other income for themselves and their affiliates by allowing the Doe Defendants to

engage in timing of the Excelsior Funds throughout the Class Period and in violation of their

fiduciary duties to their customers, i.e., plaintiff and class members.

95.   Defendants engaged in such scheme to only benefit itself and their affiliates by

allowing the Doe Defendants to engage in timing of the Excelsior Funds named herein in return

for substantial fees and other income.

96.   Defendants have breached the fiduciary duties it owes to plaintiff and other class

members by, among other things, devising this plan and scheme solely for its own benefit and by

failing to reveal to them material facts which would allow them to make informed decisions

about the true value and performance of the Fund.

97.   Plaintiff and other class members have been injured as a result of defendants'

breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT SEVEN

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

98.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

99.   This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against defendants.

100.   Under Section 36(b) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

101.   Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

102.   Defendants engaged in such scheme to only benefit itself and their affiliates by allowing the Doe Defendants to engage in timing of the Excelsior Funds in return for substantial fees and other income.

103.   Defendants have breached the fiduciary duties it owes to plaintiff and other Class members by, among other things, devising this plan and scheme solely for its own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Fund.

104.   Plaintiff and other class members have been injured as a result of defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT EIGHT

AGAINST ALL DEFENDANTS
FOR BREACH OF FIDUCIARY DUTIES

105.   Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

106.   Plaintiff and the Class placed their trust and confidence in Charles Schwab, U.S. Trust, and the Fund Registrants to manage the assets they invested in the Excelsior Funds.

107.   Plaintiff and the Class reasonably expected that Charles Schwab, U.S. Trust, and the Fund Registrants would honor its obligations to them by, among other things, observing the securities laws and honoring the representations made in the Excelsior Funds' prospectuses.

108.   Charles Schwab, U.S. Trust, and the Fund Registrants aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the Excelsior Funds' prospectuses for the benefit of the Excelsior Funds and each of the other defendants.

109.   Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing their own interests.

110.   Plaintiff and the Class have been specially injured by defendants' wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

111.   Charles Schwab, U.S. Trust, and the Fund Registrants aided and abetted by the other Defendants, who are also co-conspirators, acted in bad-faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

112.   As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

113.   Charles Schwab, U.S. Trust, and the Fund Registrants and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff on behalf of himself and of the Class pray for relief and judgment, as follows:

(a)   Declaring this action to be a class action pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure on behalf of the Class defined herein;

(b)   Awarding plaintiff and the members of the Class damages in an amount which may be proven at trial, together with interest thereon;

(c)   Awarding plaintiff and the members of the Class pre judgment and post-judgment interest, as well as their reasonable attorneys' and experts' witness fees and other costs;

(d)   Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiff has an effective remedy; and

(e)   Such other relief as this Court deems appropriate.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Date: December 4, 2003

Respectfully submitted,

By: _____
Jonathan M. Plasse (JP-7515)
Christopher J. Keller (CK-2347)
GOODKIND LABATON RUDOFF
& SUCHAROW LLP
100 Park Avenue
New York, New York 10017
Telephone: (212) 907-0700
Facsimile: (212) 818-0477

Attorneys for Plaintiff

::ODMA\PCDOCS\GLRSNY1\49753\2

CERTIFICATION

I, A. Joseph Szydlowski, hereby certify as follows:

1.   I am fully authorized to enter into and execute this Certification. I have reviewed a complaint prepared against Charles Schwab and its Excelsior family of funds managed by U.S. Trust ("Excelsior Funds") alleging violations of the federal securities laws and I authorized the filing of this complaint;

2.   I did not purchase securities of Excelsior Funds at the direction of counsel or in order to participate in any private action under the federal securities laws;

3.   I am willing to serve as a lead plaintiff in this matter, including providing testimony at deposition and trial, if necessary;

4.   I have transactions in the securities of Excelsior Funds as reflected in Exhibit A hereto;

5.   I have not sought to serve as a lead plaintiff in any class action under the federal securities laws during the last three years, except for the following:

6.   Beyond my pro rata share of any recovery, I will not accept payment for serving as a lead plaintiff on behalf of the class, except the reimbursement of such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct.

Dated: December 3, 2003

A. Joseph Szydlowski

EXHIBIT A

TRANSACTIONS IN
CHARLES SCHWAB AND ITS EXCELSIOR FAMILY OF FUNDS

Fund Name	Transaction	No. of Shares	Current Value
Excelsior Blended Equity Fund (UMEQX)	Purchase	985.896	$28,255.78
Excelsior Optimum Growth Institutional Fund (EXOAX)	Purchase	268.053	$2,474.13
Excelsior Small Cap Fund (UMLCX)	Purchase	631.879	$6,615.77
Excelsior Value and Restructuring Fund (UMBIX)	Purchase	123.447	$3,510.83